 Exhibit 99.1

Auryn Loan Holder Converts $3 Million Bridge Loan into Equity

Vancouver, Canada – July 7th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG) (“Auryn” or the “Company”) is pleased to announce the conversion of the 2019 bridge loan by the loan holder (the “Lender”) into common shares, thereby leaving Auryn debt-free.

The Company will issue a total of 1,952,084 common shares (the “Shares”) to the Lender at a price of CAD $1.60 per Share in accordance with the loan amendment that was completed on February 6th, 2020. From the total, 1,875,000 Shares will be issued for the $3 million principal loan and 77,084 Shares will be for $123,334 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, will be paid to the Lender in cash.

A Message from Ivan Bebek, Executive Chairman & Director:

“We are pleased with the Lenders’s decision to convert the loan to equity. It demonstrates confidence in our ability to continue to improve shareholder value going forward. The Company is now debt-free, actively exploring again in Peru and looking forward to a busy second half of 2020.”

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.